Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Preliminary First Quarter Production Results
Reports Seventh Consecutive Quarter of Record Production

Toronto: April 1, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announces preliminary first quarter production results. All amounts are in U.S. dollars unless otherwise indicated. (Results for the first quarter 2014 are estimates only and are subject to change.)

AuRico is reporting its seventh consecutive quarter of record production, representing a 10% increase over the prior quarter and a 17% increase over the first quarter of 2013. The solid quarter-over-quarter production growth was driven by increased production from both our cornerstone Young-Davidson mine and the El Chanate mine. Period-over-period production growth is expected to continue going forward, underpinned by the ongoing ramp-up in production at the Young-Davidson mine located in northern Ontario.

Record Quarter-Over-Quarter Production Growth

Preliminary 2014 First Quarter Operational Results

	Q1/13	Q2/13	Q3/13	Q4/13	Q1/14[1]
Young-Davidson
Gold Ounces Produced[2]	28,281	29,252	30,099	33,106	35,095
Underground Mine
Tonnes mined per day	1,130	1,611	1,417	2,590	2,600
Grades (g/t)	2.7	2.5	2.8	3.1	2.9
Development metres	1,941	2,445	2,620	2,986	3,400
Mill processing facility
Tonnes processed per day	6,466	7,017	6,747	6,969	7,150
Grades (incl. open pit)	1.8	1.7	1.7	2.0	1.8
El Chanate
Gold Ounces Produced	17,889	18,751	18,804	16,420	19,110
Open Pit tonnes mined per day	106,319	98,928	87,336	98,487	95,800
Consolidated Results
Gold Ounces Produced[2]	46,170	48,003	48,903	49,526	54,205
1.	Data provided for the first quarter 2014 are estimates only and subject to change
2.	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production in the underground mine on October 31, 2013.

“We are pleased with the progression of the ramp-up at the Young-Davidson mine, which has underpinned a seventh consecutive quarter of record, company-wide production,” stated Scott Perry, President and CEO of AuRico. He continued, “The increase in underground mining rates to 4,000 tonnes per day by y the end of 2014 and to an ulitmate target of 8,000 tonnes per day in 2016 will continue to drive higher production at lower unit costs.”

TSX: AUQ / NYSE: AUQ

Young-Davidson Update

  During the quarter, the underground mine averaged approximately 2,600 tonnes per day at grades in-line with reserve grade estimates. Underground productivity is expected to increase steadily throughout the remainder of the year to reach a productivity target of 4,000 tonnes per day by the end of the year and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.

  The shaft & hoisting infrastructure was commissioned in October 2013 and will facilitate significant increases in underground productivities and corresponding cost efficiency improvements as the underground mine continues to ramp up to its ultimate productivity levels.

  For the first full quarter of commercial production, underground unit mining costs are in-line with expectations at approximately $45 per tonne, including costs associated with the recently commissioned paste backfill operation. Unit mining costs are expected to decrease steadily throughout the year, corresponding with planned quarter-over- quarter increases in underground productivity. Underground cash costs per ounce in the quarter are expected to be in-line with guidance levels.

  During the quarter underground development advance exceeded planned levels with approximately 3,400 metres completed, an average of 38 metres per day. The Company continues to advance underground development to position the mine for sustainable, period-over-period, productivity increases in 2014 and beyond.

  The mill facility continues to operate at, or above, planned levels and averaged approximately 7,150 tonnes per day during the first quarter. Mill productivity increased in March to average approximately 8,200 tonnes per day following the receipt of an amended permit that increased the daily processing limit to 10,000 tonnes per calendar day. While the mill facility is expected to average between 7,000 and 7,500 tonnes per day in 2014, this increase in throughput will provide considerable flexibility as the underground mine continues ramping up to its target of 8,000 tonnes per day at the end of 2016.

El Chanate Update

  The El Chanate open pit mined an average of approximately 95,800 tonnes per day during the quarter in-line with planned levels.

  Crushing and stacking rates remained in-line with targeted levels.

  Cash costs for the quarter are expected to be at the lower end of guidance.

Upcoming News Flow

The Company expects to issue the following updates during the first half of 2014:

  Q1 2014 Financial Results (May 8)

  Annual General Meeting (May 9)

  Company-Wide Exploration Update (late-May)

Annual General Meeting

AuRico Gold’s 2014 Annual General and Special Meeting for shareholders will be held on Friday, May 9, 2014 at 10:00 a.m. Eastern Time, at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario.

TSX: AUQ / NYSE: AUQ

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.